UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐       No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg Moshe Eisenberg, Chief Financial Officer

Dated: October 1, 2020

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES ORDERS TOTALING $15 MILLION
FOR FRONT-END MACRO INSPECTION FROM TWO LARGE MANUFACTURERS

The systems will be installed during the fourth quarter of 2020 and first quarter of 2021

MIGDAL HAEMEK, Israel – October 1, 2020 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), announced today that it received orders amounting to $15 million for systems serving front-end macro inspection applications from two large manufacturers.

These orders for Camtek’s latest Eagle model are expected to be installed during the fourth quarter of 2020 and the first quarter of 2021.

Rafi Amit, Chief Executive Officer, commented, “These high-volume orders demonstrate a continuous and growing demand for Camtek’s equipment for the front-end macro inspection application.

I am pleased to note that our strong 2D detection capabilities combined with high productivity and breakthrough technologies have enabled us to significantly increase our presence in the front-end segment. Looking ahead, and in line with our strategy, I believe there is a huge potential and very interesting business opportunities for our systems in this market.”

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment serving the Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments of the semiconductor industry.

Camtek provides dedicated inspection solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers' requirements.

This press release is available at www.camtek.com

This press release contains projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions that represent our views only as of the date they are made and may change as time passes. We do not assume any obligation to update that information, except as required by law. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from those projected, including as a result of the effects of general economic conditions; the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business as a result of the outbreak and effects of the COVID-19 pandemic; the risks relating to the concentration of a significant portion of Camtek's expected business in certain countries, particularly China, from which we expect to generate significant portion of our revenues for the second half of 2020, but also Taiwan and Korea, including the risks of deviations from our expectations regarding timing and size of orders from customers in these countries; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; as well as due to other risks identified in our Annual Report on Form 20-F and other documents filed by the Company with the SEC.